Exhibit 1

## JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned entities, as applicable, pursuant to a duly executed power of attorney, hereby agrees to this and any future joint filing of Schedule 13G (including any and all amendments thereto) to be made on their behalf and further agrees to the filing of this Agreement as an Exhibit to such filing(s). In addition, each party to this Agreement consents to the filing of this and any future Schedule 13G (including any and all amendments to such filings) by each and any of the undersigned entities.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 28th day of October, 2024.

/s/ Kevin Brown
Kevin Brown
Vice President, Asset Management Compliance
The Bank of Nova Scotia


1832 ASSET MANAGEMENT L.P.

/s/ Kevin Brown*


MD FINANCIAL MANAGEMENT INC.

/s/ Kevin Brown*


SCOTIA MCLEOD (A DIVISION OF SCOTIA CAPITAL INC.)

/s/ Kevin Brown*


MD LIFE INSURANCE COMPANY

/s/ Kevin Brown*


*Pursuant to Power of Attorney filed herewith.